Olino, Inc.
Profit & Loss
January through December 2023

	Jan - Dec 23
Ordinary Income/Expense	
Income	
410 · Gross Receipts	3,221,638.20
414 · Tips Received	(509,104.25)
415 · Sales Tax Received	(227,087.69)
Total Income	2,485,446.26
Cost of Goods Sold	
502 · Food Purchases	507,909.01
503 · Bar Purchases	207,984.36
Total COGS	715,893.37
Gross Profit	1,769,552.89
Expense	
701 · Advertising and Promotion	2,382.00
702 · Automobile Expense	235.00
702.1 · Transportation	5,858.84
707 · Bank Service Charges	3,446.40
707.1 · Merchant Account Fees	90,030.61
712 · Health Insurance	21,518.48
712.2 · Reimbursement	3,252.38
713 · Meals and Entertainment	2,738.82
715 · Delivery fees	2,031.99
718 · Insurance Expense	40,107.39
720 · Accounting	6,660.00
720.1 · Payroll Service Fee	4,427.85
721 · Legal Fees	3,549.91
725 · Office Expense	255.83
725.2 · Computer and Internet Expenses	3,528.13
725.3 · Office Equipment	4,274.99
728 · Postage and Delivery	706.01
729 · Uniforms	1,989.46
731 · Rent Expense	137,445.66
731.1 · Equipment Rental	22,170.94
735 · Repairs and Maintenance	24,846.38
740 · Restaurant Supplies	2,117.80
740.1 · Restaurant Equipment	52,183.93
740.2 · Linen Expense	11,356.31
750 · Permits and Licenses	4,870.00
750.1 · Property Taxes	294.45
753 · Payroll Taxes	126,877.07
760 · Telephone Expense	3,705.49
761 · Utilities	48,652.71
770 · Payroll Expenses	736,081.79
770.1 · Officers' Salaries	356,333.48
Total Expense	1,723,930.10
Net Ordinary Income	45,622.79
Other Income/Expense	
Other Income	
801 · Interest Income	13.77
802 · Insurance Reimbursement - loss	4,164.08
Total Other Income	4,177.85

Olino, Inc.
Profit & Loss
January through December 2023

	Jan - Dec 23
Other Expense	
903 · Interest Expense	16,958.44
904 · State Income Tax	800.00
906 · Charitable Contributions	962.60
907 · Loss from Sales of Assets	29,287.00
Total Other Expense	48,008.04
Net Other Income	(43,830.19)
Net Income	**1,792.60**

Olino, Inc.
Balance Sheet
As of December 31, 2023

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
112 · Business Checking-1073	24,992.88
113 · Bus Interest Maximizer	50,876.65
113.1 · Petty Cash Le Garage	260.34
Total Checking/Savings	76,129.87
Other Current Assets	
114 · Food Inventory	3,014.00
Total Other Current Assets	3,014.00
Total Current Assets	79,143.87
Fixed Assets	
132 · Furniture & Eqt - Le Garage	200,180.04
132.1 · Accumulated Depreciation_F&E	(197,485.00)
133 · Leasehold Improvements - LG	236,803.88
133.1 · Accumulated Depreciation-LHIM	(210,399.00)
134 · Automobile	92,086.60
Total Fixed Assets	121,186.52
Other Assets	
151 · Goodwill	37,000.00
151.1 · Accumulated Amortization-GW	(37,000.00)
152 · Covenant not to Compete	10,000.00
152.1 · Accumulated Amortization-CNTC	(10,000.00)
155 · Website	3,948.00
155.1 · Accumulated Amortization - Web	(3,948.00)
158 · Liquor License - Le Garage	1,000.00
159 · Security Deposits Asset	14,136.28
Total Other Assets	15,136.28
TOTAL ASSETS	**215,466.67**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200 · Accounts Payable	24,394.71
Total Accounts Payable	24,394.71
Credit Cards	
211 · Credit Card Payable	13,338.20
Total Credit Cards	13,338.20
Other Current Liabilities	
212 · Sales Tax Payable	17,007.20
217 · Payroll Liabilities	93,917.22
217.2 · Employee Benefit Payable - Cal	162.63
222 · Loan Payable -BANK OF AMERICA	79.50
222.1 · Loan Payable -American Express	68,000.00
Total Other Current Liabilities	179,166.55
Total Current Liabilities	216,899.46
Long Term Liabilities	
232.3 · Loan Payable - Auto	71,324.89
Total Long Term Liabilities	71,324.89
Total Liabilities	288,224.35

12:27 PM

07/30/24

Accrual Basis

Olino, Inc.
Balance Sheet
As of December 31, 2023

	Dec 31, 23
Equity	
311 · Capital Stock	40,000.00
312 · Retained Earnings	(59,170.39)
315.2 · Bruno Denis	
Distributions	(55,379.89)
Total 315.2 · Bruno Denis	(55,379.89)
Net Income	1,792.60
Total Equity	(72,757.68)
TOTAL LIABILITIES & EQUITY	**215,466.67**

Olino, Inc.
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	1,792.60
Adjustments to reconcile Net Income	
to net cash provided by operations:	
200 · Accounts Payable	(221.92)
211 · Credit Card Payable	(272.20)
212 · Sales Tax Payable	2,283.11
217 · Payroll Liabilities	8,866.41
217.2 · Employee Benefit Payable - Cal	162.63
219 · State Income Tax Payable	1,120.00
222 · Loan Payable -BANK OF AMERICA	(16,976.46)
222.1 · Loan Payable -American Express	68,000.00
222.2 · Loan Payable - Bluevine	(100,000.00)
Net cash provided by Operating Activities	(35,245.83)
INVESTING ACTIVITIES	
134 · Automobile	(29,872.60)
134.1 · Accumulated Depreciation-Auto	(28,085.00)
Net cash provided by Investing Activities	(57,957.60)
FINANCING ACTIVITIES	
232.3 · Loan Payable - Auto	71,324.89
312 · Retained Earnings	(139,159.78)
315.2 · Bruno Denis:Distributions	83,779.89
Net cash provided by Financing Activities	15,945.00
Net cash increase for period	(77,258.43)
Cash at beginning of period	153,388.30
Cash at end of period	**76,129.87**